Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 14, 2022
VIA EDGAR TRANSMISSION
Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:    Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Ms. Marquigny:
The purpose of this letter is to respond to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on Form N-1A (“PEA No. 120”) filed with the Commission on April 1, 2022 (Accession No. 0000894189-22-002444) for the purpose of registering the Mar Vista Strategic Growth Fund (the “Fund”) as a new series of the Trust.
For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in PEA No. 120.
Fees and Expenses of the Fund
Comment 1.Please supplementally provide the fees and expenses table and completed expense example for the Fund.
Response:    The Trust responds by providing the fees and expenses table and expense example for the Fund as Appendix A hereto.
Comment 2.Please confirm that the “Other Expenses” of the Fund are presented consistently with the “Other Expenses” of the Fund in the Trust’s registration statement on Form N-14 relating to the Fund (the “N-14 Registration Statement”), inclusive of any changes that were made to the N-14 Registration Statement to address comments from the Staff.
Response:     The Trust responds supplementally that the fees and expenses of the Fund as presented in Appendix A are consistent with the presentation of the fees and expenses of the Fund in the N-14 Registration Statement.
Comment 3.Please supplementally explain what “other transactional expenses” are as used in footnote 2 to the fees and expenses table.
Response:    The Trust responds supplementally that “other transactional expenses” may include dealer spreads or fees charged by national securities exchanges or self-regulatory organizations.

Comment 4.In footnote 2 to the fees and expenses table, please explain who may terminate the expense limitation agreement between Mar Vista Investment Partners, LLC (“Mar Vista”) and the Trust, on behalf of the Fund.
Response:    The Trust responds by revising footnote 2 as follows:
“Mar Vista Investment Partners, LLC (“Mar Vista” or the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding taxes, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation) (collectively, “Excludable Expenses”)) to 0.63%, 0.71% and 1.07% for Retirement Shares, Institutional Shares and Investor Shares, respectively, through at least July 25, 2024. Thereafter, the expense limitation agreement may be terminated by or with the consent of the Board of Trustees (the “Board of Trustees” or the “Board”) of Manager Directed Portfolios (the “Trust”). Mar Vista may request recoupment of previously waived fees and paid expenses from the Fund for 36 months from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund’s total expense ratio to exceed the expense limitation in place at the time of the waiver and/or expense payment and the expense limitation in place at the time of the recoupment. To the extent the Fund or a share class of the Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements may be greater than 0.63%, 0.71% or 1.07% for Retirement Shares, Institutional Shares and Investment Shares, respectively.”
Principal Investment Strategies
Comment 5.The first paragraph of this section states that the Fund invests in securities judged by Mar Vista to “have strong growth characteristics and that are undervalued in the marketplace.” Please add disclosure to indicate what data and analyses Mar Vista looks at to determine a security has strong growth characteristics and is undervalued in the marketplace.
Response:    The Trust responds by adding the following disclosure following the first paragraph of this section:
“In selecting securities, the Adviser seeks to invest in businesses that it believes can grow excess returns on capital into the future and which the Adviser believes trade at a discount to fair value. The Adviser also utilizes a bottom-up stock selection process to identify growth businesses with a sustainable competitive advantage. The Adviser’s evaluation of a company’s growth potential considers a variety of data including, but not limited to, size of the company’s addressable market, market share trends, pricing power, unit growth, nominal sales growth, competitive advantages that will influence a company’s ability to maintain or gain market share and generate returns on capital that exceed the cost of capital, operating leverage, capital investment required to achieve the estimated growth and the amount of free cash flow remaining for shareholders. The Adviser assesses a stock’s valuation by comparing the Adviser’s estimate of a stock’s intrinsic value to that of the market price.”

Comment 6.The first paragraph of this section indicates that the Fund invests primarily in equity securities of large capitalization companies but also that the Fund may invest in small- and mid-capitalization stocks. Please add disclosure providing the capitalization ranges for each large-, mid- and small-capitalization companies.
Response:    The Trust responds by revising the disclosure regarding the market capitalization of the Fund’s investments as follows:
“The Fund tends to invest more significantly in equity securities of companies with larger market capitalizations, but may also invest in equity securities of mid and small market capitalization companies. The Adviser considers companies with market capitalizations below $2 billion to be small-capitalization companies, companies with market capitalizations between $2 billion and $15 billion to be mid-capitalization companies and companies with market capitalizations of $15 billion or greater to be large-capitalization companies. The Fund’s primary investable universe includes any company with a market capitalization of $2 billion or greater.”
Comment 7.The second paragraph of this section states that Mar Vista “utilizes a bottom-up stock selection process to identify growth businesses with a sustainable competitive advantage.” Please discuss the bottom-up selection more specifically here and provide a fuller description in the Item 9 disclosure of the Fund’s principal investment strategies. In particular, what factors does the Adviser consider, what metrics support the Adviser’s conclusions and on what basis does the Adviser determine a company has a sustainable competitive advantage?
Response:    The Trust responds by referring the Staff to the response to Comment No. 5, above. The Trust further responds by adding the following to the disclosure under “Additional Information About Principal Investment Strategies”:
“The Adviser performs in-depth, fundamental, bottom-up research on the companies in the Fund’s investment universe to understand each company’s competitive dynamics, pricing power, unit growth, capital intensity, and reinvestment opportunities to identify which companies have sustainable competitive advantages. The Adviser believes that companies with one or more of the following characteristics may benefit from sustainable competitive advantages: scale advantages, high switching costs, intellectual property, cost advantages and network effects.
The Adviser’s initial qualitative screen reduces the Fund’s investable universe to approximately 150 businesses. The Adviser then builds financial models for the remaining companies that produce estimates of intrinsic value using discounted cash flow and economic value-added analyses. The Adviser’s analysis includes adjusting historical accounting statements to reflect current economic conditions as well as projections of future free cash flow. The Adviser believes several factors contribute to a stock’s intrinsic value, including size and durability of competitive advantages, the magnitude of attractive reinvestment opportunities available to a company, growth rates for an industry, share gain opportunities, a company’s pricing power, a company’s operating leverage, tax policies, market expectations built into a stock’s price and the level of risk-free interest rates.
The Adviser ranks the remaining companies by the discount of the company’s current stock price to the Adviser’s estimate of intrinsic value. The Adviser’s decision to purchase a security for the Fund incorporates various factors when comparing investment opportunities: size and durability of the identified barriers to entry, expected growth of intrinsic value and compounding characteristics, margin of safety, range of potential outcomes and the potential for permanent loss of capital. The Adviser also considers the Fund’s overall exposure to macroeconomic factors.”
Comment 8.The third paragraph of this section indicates that the Fund will maintain a portfolio of 30-50 stocks but that the number of portfolio holdings may vary due to market conditions. Please disclose the types of market conditions that would cause Mar Vista to alter the range of Fund holdings and explain how it would change in those market conditions.
Response:    The Trust responds by revising the third paragraph of this section as follows:
“The Fund maintains a portfolio of approximately 30-50 stocks. However, the actual number of portfolio holdings may vary due to market conditions. Should Mar Vista’s analysis of the Fund’s investable universe determine that there are a large number of businesses that have attractive growth opportunities and are materially undervalued by the market, the Fund could own more than 50 stocks. Conversely, if Mar Vista’s analysis determines that there are a more limited number of businesses conforming to the Mar Vista’s investment criteria, the Fund could own fewer than 30 stocks. Holdings are generally spread across a number of industries/sectors but may have a higher percentage in sectors that the Adviser believes have greater investment opportunities.”
Comment 9.The third paragraph of this section indicates that holdings of the Fund are generally “spread across a number of industries/sectors but may have a higher percentage in sectors that Mar Vista believes have greater investment opportunities.” If Mar Vista intends to focus on a sector or sectors in the initial composition of the Fund, identify the sector and provide the pertinent risk disclosure.
Response:    The Trust responds supplementally that the Fund does not intend to focus on a specific sector or sectors. Mar Vista’s selection of investments for the Fund is primarily a result of Mar Vista’s investment process discussed in response to Comments No. 5 and No. 7, above.
Comment 10.The fifth paragraph of this section states that Mar Vista will sell a stock, among other circumstances, when “it believes the risk/reward characteristics turn negative,” and a “more attractive investment is identified.” Please identify the referenced “risk/reward characteristics” in the disclosure and clarify what is meant by the use of the phrase “turn negative.” In addition, please disclose how Mar Vista determines the relative attractiveness of investments for purposes of purchase and sale decisions.
Response:    The Trust responds supplementally that the additional disclosure added in response to Comment No. 7, above, discusses how Mar Vista evaluates the relative attractiveness of investments for purposes of purchase and sale decisions. In addition, the Trust responds above by revising the fifth paragraph of this section as follows:
“The Adviser generally sells a stock when it believes the risk/reward characteristics turn negative, the fundamentals deteriorate, a more attractive investment is identified, or the stock achieves the Adviser’s estimate of ~~fair~~ intrinsic value. The Adviser believes that the risk/reward characteristics of a stock turn negative when the probability and magnitude of permanent capital loss related to owning a stock are not offset by the probability and magnitude of potential appreciation in stock price. Factors that may result in an increase to the risk of holding a particular stock include an incorrect assessment of the business economics by the Adviser, changes in the macroeconomic environment or secular trends, eroding competitive advantages, the failure of a company’s management team to allocate capital to maximize per share intrinsic value and a stock price which no longer reflects an adequate discount to intrinsic value.”
Principal Risks
Comment 11.In the introductory language to this discussion, please include the disclosure required by Item 4(b)(1)(iii) of Form N-1A, if applicable.
Response:    The Trust responds by adding the following disclosure:
“An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”
Comment 12.Please add language to the Fund’s “Growth Style Risk” factor to indicate market conditions or circumstances in which growth-related investment strategies will increase the risk of Fund underperformance.
Response:     The Trust responds by revising the “Growth Style Risk” factor as follows:
“Growth Style Risk: Over time, a growth-oriented investing style may go in and out of favor, which may cause the Fund to underperform other equity funds that use different investing styles. Stocks of companies Mar Vista believes are fast-growing may trade at a higher multiple of current earnings than other stocks. If Mar Vista’s assessment of a company’s prospects for earnings growth, or how other investors will value the company’s earnings growth, is incorrect, the price of the stock may fall or may never reach the value Mar Vista has placed on it. Growth stock prices tend to fluctuate more dramatically than the overall stock market and growth stocks may fall out of favor with investors for extended periods of time.”
Comment 13.Each of the “Large Cap Risk” and “Small and Mid Cap Risk” factors is defined as a risk relative to the other risk factor. For context, please add disclosure identifying other market circumstances consistent with the risks of investing in each end of the market capitalization spectrum.
Response:    The Trust responds by revising the risk factors as follows:
“Large Capitalization Risk: Large capitalization stocks may fall out of favor relative to small or mid capitalization stocks, which may cause the Fund to underperform other equity funds that focus on small or mid capitalization stocks. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.
Small and Mid Capitalization Risk: The Fund’s performance may be more volatile because it may invest in issuers that are small and mid capitalization companies~~smaller companies~~. ~~Additionally,~~ Small and mid capitalization stocks may fall out of favor relative to large capitalization stocks, which may cause the Fund to underperform other equity funds that focus on large capitalization stocks. Small and mid capitalization companies may have limited product lines, markets, and financial resources and may be more dependent upon a relatively small management group.”
Comment 14.In the “Equity Securities Risk” factor, please either clarify what “equity-related securities” are or delete the reference.
Response:    The Trust responds by deleting the reference to “equity-related securities.”
Comment 15.With regard to the Fund’s inclusion of a “Limited Number of Holdings Risk” factor, please add disclosure to indicate whether the Fund will be a diversified fund as in the Staff’s view, such a risk factor is typically associated with non-diversified funds.
Response:    The Trust responds by revising the “Limited Number of Holdings Risk” factor as follows:
“Although the Fund is a diversified Fund, the Fund may invest in a limited number of companies. As a result, an adverse event affecting a particular company may hurt the Fund’s performance more than if it had invested in a larger number of companies.”
Comment 16.The “Preferred Stock Risk” factor indicates preferred stocks are sensitive to interest rate changes. Please clarify whether the risk is a function of interest rate volatility or the direction of interest rate changes. In addition, please disclose how the value of preferred stocks correlate to changes in interest rates.
Response:    The Trust responds by revising the “Preferred Stock Risk” as follows:
“Preferred Stock Risk: Preferred stocks in which the Fund may invest are sensitive to interest rate changes, generally decreasing in value if interest rates rise and increasing in value if interest rates fall. ~~and~~ Preferred stocks are also subject to equity risk, which is the risk that stock prices will fall over short or extended periods of time and credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.
Additional Information About the Fund
Comment 17.Please indicate under “Investment Objective” how much notice will be provided to shareholders if the Fund’s investment objective is changed.
Response:    The Trust responds by revising the disclosure under “Investment Objective” as follows:
“The Fund seeks long-term growth of capital. The Fund’s investment objective may be changed without shareholder approval, upon approval by the Board of Trustees (the “Board”) of the Trust and 60 days’ notice to shareholders.
Comment 18.Please add the word “Principal” to the heading “Additional Information About Investment Strategies” and move any discussion of non-principal investment strategies under a separate heading to distinguish the discussion of non-principal investment strategies from the disclosure required by Item 9(b) of Form N-1A.
Response:     The Trust responds by adding “Principal” to the header as requested and moving the third paragraph (discussing investments in other investment companies) and fifth paragraph (discussing temporary defensive positions) of this section to separate sections under different headings.

Comment 19.The first paragraph under “Additional Information About Investment Strategies” indicates that Mar Vista seeks to invest in “companies with management teams that have a proven track record to allocate capital in a way that maximizes the companies’ value.” Please disclose the relevant characteristics the Adviser evaluates to make those determinations about a management team. Specifically, what period of time constitutes a “proven track record? In addition, what metrics or criteria does Mar Vista use to evaluate the relationship between a company’s value and the management team’s allocation of capital?
Response:    The Trust responds by revising the first paragraph of this section as follows:
“The Adviser seeks to invest in companies, particularly large-cap companies, with the potential to grow excess returns on capital into the future and trade at a discount to the Adviser’s estimate of the value of the companies. The Adviser also seeks to invest in companies with management teams that have a proven track record to allocate capital in a way that maximizes the companies’ value. ~~The Adviser uses a bottom-up process to identify growth businesses that it believes offer a sustainable competitive advantage and opportunities to grow and reinvest capital.~~ Some of the factors the Adviser considers in selecting holdings include: dominant or rapidly growing market shares; commitments to investing in productivity and innovation; sustainable or expanding profit margins; and well capitalized balance sheets. The Adviser assesses the impact that a company’s capital allocation strategy has had on long-term shareholder value by analyzing whether a company’s returns on capital exceed the cost of capital, and how a company’s strategy going forward may influence value creation. The Adviser favors management teams that invest in widening and deepening competitive advantages in areas such as research & development and productivity, even at the expense of near-term financial results. The Adviser also assesses a management team’s track record and strategy for value-accretive or competitive advantage enhancing acquisitions, timely repurchases of undervalued stock, dividends and compensation incentives that align with long-term value creation. The period of assessing a company’s historical track record for allocating capital will vary depending on the business’ history, the time current management has been in place, incentive structures and the culture of the company.
Comment 20.The first paragraph under “Additional Information About Investment Strategies” indicates that Mar Vista will consider whether a company has “commitments to investing in productivity and innovation.” The Staff believes this language is unclear, please expand the disclosure to provide additional information on what constitutes a commitment to investing in productivity and innovation.
Response:    The Trust responds supplementally by referring the staff to the response to Comment No. 19, above.
Comment 21.The third paragraph under “Additional Information About Investment Strategies” indicates that the Fund may invest in the securities of other investment companies, including ETFs. If the Fund will invest in securities of other investment companies as a principal investment strategy, please add that to the Item 4 disclosure of the Fund’s principal investment strategies and add corresponding principal risk disclosures for investments in mutual funds and exchange-traded funds.
Response:     The Trust responds supplementally that the Fund will not invest in other investment companies as a principal investment strategy.

Comment 22.Please either delete or explain the relevance of including disclosure in the third paragraph under “Additional Information About Investment Strategies” that “although the 1940 Act restricts investments by registered investment companies in the securities of other investment companies, including ETFs, registered investment companies may be permitted to invest in certain ETFs beyond the limits set forth in Section 12(d)(1) in reliance on Rule 12d1-4 which imposes limits on control and voting on investment funds, among other requirements.”
Response:    The Trust responds by deleting the referenced disclosure.
Additional Principal Risk Information
Comment 23.In order to satisfy the requirements of Item 9(c) of Form N-1A, please supplement and enhance the risk disclosures in this section.
Response:    The Trust responds supplementally that it has reviewed the Fund’s Item 9 risk disclosures and enhanced certain risk disclosures where appropriate. The revised Item 9 risk disclosures are included as Appendix B hereto.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (414) 287-9386 or tbausch@gklaw.com.
Sincerely,
/s/ Thomas A. Bausch
Thomas A. Bausch

Appendix A – Completed Fees and Expenses Table and Expense Example
FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):	Institutional Shares	Investor Shares	Retirement Shares
Management Fees	0.60%	0.60%	0.60%
Distribution (12b-1) and/or Service Fees	None	0.25%	None
Shareholder Servicing Fee	0.10%	0.10%	None
Other Expenses[1]	0.26%	0.26%	0.26%
Total Annual Fund Operating Expenses	0.96%	1.21%	0.86%
Fee Waivers/Expense Reimbursements[2]	-0.25%	-0.14%	-0.23%
Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements	0.71%	1.07%	0.63%
1     On July 25, 2022, the Fund acquired the assets of the Harbor Strategic Growth Fund (the “Predecessor Fund”), as part of a tax-free reorganization. Accordingly, “Other Expenses” are based on amounts estimated to be incurred for the current fiscal year after giving effect to this transaction.
2    Mar Vista Investment Partners, LLC (“Mar Vista” or the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding taxes, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation) (collectively, “Excludable Expenses”)) to 0.63%, 0.71% and 1.07% for Retirement Shares, Institutional Shares and Investor Shares, respectively, through at least July 25, 2024. Thereafter, the expense limitation agreement may be terminated by or with the consent of the Board of Trustees (the “Board of Trustees” or the “Board”) of Manager Directed Portfolios (the “Trust”). Mar Vista may request recoupment of previously waived fees and paid expenses from the Fund for 36 months from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund’s total expense ratio to exceed the expense limitation in place at the time of the waiver and/or expense payment and the expense limitation in place at the time of the recoupment. To the extent the Fund or a share class of the Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements may be greater than 0.63%, 0.71% or 1.07% for Retirement Shares, Institutional Shares and Investment Shares, respectively.
EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement agreement discussed above is reflected through July 25, 2024. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$73	$281	$507	$1,155
Investor Shares	$109	$370	$652	$1,454
Retirement Shares	$64	$251	$454	$1,040

Appendix B – ADDITIONAL PRINCIPAL RISK INFORMATION
General Market Risk; Recent Market Events Risk: The value of the Fund’s shares will fluctuate based on the performance of the Fund’s investments and other factors affecting the securities markets generally. Certain investments selected for the Fund’s portfolio may be worth less than the price originally paid for them, or less than they were worth at an earlier time. The value of the Fund’s investments may go up or down, sometimes dramatically and unpredictably, based on current market conditions, such as real or perceived adverse political or economic conditions, inflation, changes in interest rates, lack of liquidity in the fixed income markets or adverse investor sentiment.
U.S. and international markets have experienced significant periods of volatility in recent months and years due to a number of economic, political and global macro factors, including rising inflation, the impact of the coronavirus (COVID-19) global pandemic which resulted in a public health crisis, business interruptions, growth concerns in the U.S. and overseas and the military conflict between Russia and Ukraine. While U.S. and global economies are recovering from the effects of COVID-19, the recovery is proceeding at slower than expected rates and may last for a prolonged period of time.
Growth Style Risk: Over time, a growth-oriented investing style may go in and out of favor, which may cause the Fund to underperform other equity funds that use different investing styles. Stocks of companies Mar Visa believes are fast-growing may trade at a higher multiple of current earnings than other stocks. If Mar Vista’s assessment of a company’s prospectus for earnings growth, or how other investors will value the company’s earnings growth, is incorrect, the price of the stock may fall or may never reach the value Mar Vista has placed on it. Growth stock prices tend to fluctuate more dramatically than the overall stock market and growth stocks may fall out of favor with investors for extended periods of time. Growth stocks may be more sensitive to changes in current or expected earnings than other securities. Growth stocks may be more volatile because growth companies usually invest a high proportion of earnings in their businesses, and they may lack the dividends of value stocks that can lessen the decreases in stock prices in a falling market.
Selection Risk: The Adviser’s judgment about the attractiveness, value and growth potential of a particular security may be incorrect. The Adviser potentially will be prevented from executing investment decisions at an advantageous time or price as a result of domestic or global market disruptions, particularly disruptions causing heightened market volatility and reduced market liquidity, as well as increased or changing regulations.  Thus, investments that the Adviser believes represent an attractive opportunity or in which the Fund seeks to obtain exposure may be unavailable entirely or in the specific quantities or prices sought by the Adviser and the Fund may need to obtain the exposure through less advantageous or indirect investments or forgo the investment at the time.
Large Capitalization Risk: Large capitalization stocks may fall out of favor relative to small or mid capitalization stocks, which may cause the Fund to underperform other equity funds that focus on small or mid capitalization stocks. Large companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes. Large companies also may have fewer new market opportunities for their products or services, may focus resources on maintaining their market share, and may be unable to respond quickly to new competitive challenges. As a result, large companies may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.
Small and Mid Capitalization Risk: The Fund’s performance may be more volatile because it may invest in issuers that are smaller companies. Smaller companies may have limited product lines, markets and financial resources. Securities of smaller companies are usually less stable in price and less liquid than those of larger, more established companies. Additionally, small and mid capitalization stocks may fall out of favor relative to large capitalization stocks, which may cause the Fund to underperform other equity funds that focus on large cap stocks. In addition, securities of these companies are subject to the risk that, during certain periods, the liquidity of particular issuers or industries will shrink or disappear with little forewarning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Securities of small and mid capitalization companies may therefore be subject to greater price volatility and may decline more significantly in market downturns than securities of larger capitalization companies. Small and mid capitalization issuers may also require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, and may have substantial borrowings or may otherwise have a weak financial condition, and may be susceptible to bankruptcy.
Equity Securities Risk: The values of equity securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities.
Foreign Securities Risk: Because the Fund may invest in securities of foreign issuers, an investment in the Fund is subject to special risks in addition to those of U.S. securities. These risks include heightened political and economic risks, greater volatility, currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investment, possible sanctions by governmental bodies of other countries and less stringent investor protection and disclosure standards of foreign markets. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries. Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market.
Depositary Receipts Risk: Depositary receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the U.S. or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. Depositary receipts are subject to the risks associated with investing directly in foreign securities.
IPO Risk: An IPO presents the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. Because of the price volatility of IPO shares, the Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of a portfolio and may lead to increased expenses to the Fund, such as commissions and transaction costs. The Fund’s investments in IPO shares may include the securities of “unseasoned” companies (companies with less than three years of continuous operations), which present risks considerably greater than common stocks of more established companies. These companies may have limited operating histories and their prospects for profitability may be uncertain.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters, reduced demand for the issuer’s goods or services, the historical and prospective earnings of the issuer and the value of its assets, or other events, conditions or factors. An adverse event affecting a particular issuer in which the Fund is invested may depress the value of that issuer’s stock, sometimes rapidly or unpredictably.
Sector Risk: Because the Fund may, from time to time, be more heavily invested in particular sectors, the value of its shares may be especially sensitive to factors and economic risks that specifically affect those sectors. As a result, the Fund’s share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors.
Limited Number of Holdings Risk: The Fund may invest in a limited number of companies. As a result, an adverse event affecting a particular company may hurt the Fund’s performance more than if it had invested in a larger number of companies. In addition, the Fund’s performance may be more volatile than a fund that invests in a larger number of companies.
Preferred Stock Risk: Preferred stocks in which the Fund may invest are sensitive to interest rate changes, generally decreasing in value if interest rates rise and increasing in value if interest rates fall. Preferred stocks are also subject to equity risk, which is the risk that stock prices will fall over short or extended periods of time and credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments. The rights of preferred stocks on the distribution of a company’s assets in the event of a liquidation are generally subordinate to the rights associated with a company’s debt securities.